TECK CONTRIBUTION AGREEMENT

THIS AGREEMENT is made the 28th day of February, 2003

BETWEEN:

TECK COMINCO LIMITED, a corporation existing under the laws of Canada;

(“Teck”)

- and -

TECK-BULLMOOSE COAL INC., a company existing under the laws of British Columbia;

(“TBCI”)

each on its own behalf and as the partners of and on behalf of

QUINTETTE COAL PARTNERSHIP, a general partnership existing under the laws of British Columbia;

(“QCP”)

(Teck, TBCI and QCP are collectively referred to as the “Contributors”),

- and -

FORDING COAL PARTNERSHIP, a general partnership existing under the laws of Alberta (the “Partnership”).

RECITALS:

A.

On January 12, 2003, Fording, Teck, Westshore Terminals Income Fund, Ontario Teachers’ Pension Plan Board and Sherritt International Corporation entered into a combination agreement (the “Combination Agreement”) which contemplated, among other things, the formation of the Partnership.

B.

On February 19, 2003, securityholders of Fording approved the adoption of the Plan of Arrangement, which provides for the reorganization of the way in which the equity in the business of Fording is held, whereby ultimately all of the shares of New Fording will be held by an income trust known as “Fording Canadian Coal Trust”.

C.

In accordance with the Plan of Arrangement, contemporaneously with the contributions provided for in this Agreement, pursuant to the Fording Contribution Agreement Subco

(as successor to Fording and FCL) is conveying the Luscar Assets and the Subco Contributed Assets (as those terms are defined in the Fording Contribution Agreement) to the Partnership.

D.

In connection with the implementation of the Plan of Arrangement and the formation of the Partnership, the Contributors have agreed to transfer, and the Partnership has agreed to acquire and assume, the Contributed Assets and the Obligations, each on the terms and conditions set forth in this Agreement.

THEREFORE, the Parties agree as follows:

ARTICLE 1
DEFINITIONS AND PRINCIPLES OF INTERPRETATION

1.1

Definitions

In this Agreement, unless there is something in the subject matter or context inconsistent therewith, the following terms shall have the following meanings respectively:

(a)

“Additional Assets” means all properties with potential coal reserves or resources owned or leased or used or held by the Contributors or their Affiliates in North America and any associated surface rights, but excluding (a) the Quintette Assets; (b) the Bullmoose Assets; (c) the QCP Reclamation Equipment; and (d) any assets associated with the Elkview Mine otherwise forming part of the Contributed Assets;

(b)

“Affiliate” of any Person means, at the time such determination is being made, any other Person controlling, controlled by or under common control with such first Person, in each case, whether directly or indirectly, and “control” and any derivation thereof means the possession, directly or indirectly, of the power to direct or significantly influence the management and policies/business or affairs of a Person whether through the ownership of voting securities or otherwise; and for such purposes QCP shall be considered an Affiliate of Teck so long as Teck or an Affiliate of Teck has control of QCP;

(c)

“Assumed Liabilities” means all amounts owing or accrued or accruing due to any Person as at the Effective Time relating to the Contributed Assets or the operation of the Contributed Assets, excluding any amounts owing, accrued or accruing due in respect of the Excluded Liabilities;

(d)

“Bullmoose Assets” means (i) the coal leases and licences and overlying surface tenures relating to the Bullmoose Mine; and (ii) all permits, licenses, authorizations, approvals and reclamation certificates relating to any existing, abandoned, and/or reclaimed production areas and operations associated with the Bullmoose Mine;

(e)

“Bullmoose Mine” means the open pit coal mine located in northeastern British Columbia, approximately 40 km from the town of Tumbler Ridge;

(f)

“Common Schedule” means the schedule entitled “Common Definitions, Principles of Interpretation and General Provisions”, which is attached to this Agreement as Schedule “G”.

(g)

“Contributed Assets” means:

(i)

the Elkview Assets;

(ii)

the ECC Assets;

(iii)

the Additional Assets;

(iv)

the Quintette Wash Plant; and

(v)

the Permits;

but excluding the Excluded Assets;

(h)

“Distribution Entitlement” means the “Distribution Entitlement” of a partner in the Partnership as determined from time to time pursuant to the Partnership Agreement;

(i)

“Effective Time” has the meaning given that term in Section 1.4;

(j)

“Elkview Assets” means all of the Contributors’ or any of their Affiliates’ right, title and interest in, to and under, or relating to, the assets (tangible and intangible), property and undertaking, owned or leased or used or held by the Contributors or any of their Affiliates for use in, or relating to the operation of, the Elkview Mine other than Excluded Assets, including assets shown on the Teck Mine Financial Statements and all surface rights and coal properties in the Elk River Valley and surrounding area representing potential coal reserves or resources owned by the Contributors or their Affiliates, and including the following properties, assets and rights (each as defined and described in Schedule “B”):

(i)

the Accounts Receivable;

(ii)

the Books and Records;

(iii)

the Contracts;

(iv)

the Fixed Assets;

(v)

the Goodwill;

(vi)

the Governmental Authorizations;

(vii)

the Intellectual Property;

(viii)

the Inventories;

(ix)

the Mineral Assets and Rights;

(x)

the Prepaid Expenses and Deposits; and

(xi)

all other rights, properties and assets of the Contributors used in or held by the Contributors or their Affiliates for use in or relating to the operation of the Elkview Mine, of whatsoever nature or kind and wherever situated;

but for greater certainty

(xii)

the Elkview Assets do not include QCP’s interest in the QCP Leased Equipment but do include Teck’s leasehold interest therein, and nothing in this Agreement shall be construed as requiring a conveyance by QCP to the Partnership of the QCP Leased Equipment;

(k)

“Elkview Mine” means the open pit coal mine located in the Elk Valley in southeastern British Columbia, covering a surface area of approximately 23,000 hectares;

(l)

“ECC Assets” means, collectively, (i) all of the issued and outstanding shares of Elkview Coal Corporation; (ii) the benefit of the nominee agency agreement dated January 2, 1997 between Teck and ECC; and (iii) the benefit of any insurance policies held by the Contributors relating to ECC and its operations;

(m)

“Excluded Assets” means the following assets, property and undertaking:

(i)

cash;

(ii)

QCP’s interest in the QCP Leased Equipment; and

(iii)

Teck’s and TBCI’s partnership interest in QCP;

(n)

“Excluded Liabilities” means the following liabilities and obligations:

(i)

all liabilities and obligations related to employment income and bonuses, if any, of employees at the Elkview Mine arising prior to the Effective Date (apart from any obligations and liabilities for severance pay, termination pay, vacation pay, notice of termination of employment or pay in lieu of such notice, damages for wrongful dismissal or other employee benefits or claims);

(ii)

all liabilities and obligations relating to reclamation of the Bullmoose Assets, the Bullmoose Mine, the Quintette Assets or the Quintette Mine; provided that any liabilities or obligations relating to the demolition or reclamation of the Quintette Wash Plant shall not constitute Excluded Liabilities;

(iii)

any other liabilities and obligations relating to the Excluded Assets (for greater certainty, leasehold obligations of Teck with respect to the QCP Leased Equipment are not Excluded Liabilities);

(iv)

any liabilities for bank indebtedness except in respect of uncashed cheques in payment of Assumed Liabilities; and

(v)

any liabilities and obligations to pay the costs or expenses of any party arising out of or in connection with the Combination Agreement;

(o)

“Fording Contribution Agreement” means the contribution agreement dated February 28, 2003 between FCL, Subco and the Partnership;

(p)

“Human Resources Appendix” has the meaning given that term in Section 2.7;

(q)

“Non-Assignable Right” has the meaning given that term in Section 2.6;

(r)

“Obligations” means the Assumed Liabilities and all other liabilities and obligations of every kind and nature whether contingent, accrued, accruing or payable, in respect of the Contributed Assets or the operation of the Contributed Assets, whether accruing prior to or after the Effective Date, including the liabilities and obligations described in Schedule “A”, but excluding the Excluded Liabilities;

(s)

“Partnership Agreement” means the partnership agreement dated as of February 26, 2003 between FCL, Subco, Teck, QCP and TBCI;

(t)

“Partnership Interest” means the “Partnership Interest” of a partner in the Partnership as determined from time to time in accordance with the Partnership Agreement;

(u)

“Permits” means all the permits, licenses, authorizations, approvals and reclamation certificates relating to any existing, abandoned, and/or reclaimed production areas and operations forming part of the Contributed Assets, including those described in Schedule “C”;

(v)

“QCP Leased Equipment” means the mobile equipment owned by QCP and used at the Elkview Mine, which was leased to Teck as at January 13, 2003, as listed in Schedule “E”;

(w)

“QCP Reclamation Equipment” means the mobile equipment owned by QCP listed in Schedule “D”, but for greater certainty excluding the QCP Leased Equipment;

(x)

“Quintette Assets” means (i) the coal leases and licences and overlying surface tenures relating to the Quintette Mine and the QCP Reclamation Equipment, but excluding the Quintette Wash Plant; and (ii) all permits, licenses, authorizations, approvals and reclamation certificates relating to any existing, abandoned, and/or reclaimed production areas and operations associated with the Quintette Mine;

(y)

“Quintette Mine” means the open pit coal mine located in northeastern British Columbia, near the town of Tumbler Ridge;

(z)

“Quintette Wash Plant” means the fee simple surface lands legally identified as Assessment Roll No. 27-343-50056.500, District Lot 3198, Peace River Land District, PID 010-602-003, the coal wash plant affixed thereto and the associated breaker, dryer, silos, load out facility and rail loop, office building, warehouse/repair shop, welding shop and main substation, power lines in the plant area and to Babcock, and all spare inventory associated with the foregoing, all of which were used in the operation of the Quintette Mine but does not include any other power lines or mine conveyors or mine fixtures to be reclaimed by Teck; and

(aa)

“Teck Mine Financial Statements” means the September 30, 2002 unaudited financial statements of Teck, as delivered to Fording in connection with the Combination Agreement.

Terms not otherwise defined in this Agreement have the meanings given to those terms in the Common Schedule.

1.2

Interpretation and General Provisions

The rules of interpretation and general provisions outlined in the Common Schedule apply to this Agreement.

1.3

Schedules

The schedules to this Agreement, as listed below, are an integral part of this Agreement:

Schedule	Description
Schedule “A”	Obligations
Schedule “B”	Elkview Assets
Schedule “C”	Permits
Schedule “D”	QCP Reclamation Equipment
Schedule “E”	QCP Leased Equipment and Contracts
Schedule “F”	Human Resources Appendix
Schedule “G”	Common Definitions, Principles of Interpretation and General Provisions

1.4

Effective Time of Contributions

Notwithstanding any other provision of this Agreement or the time of execution of this Agreement, this Agreement shall for all purposes be effective at the time specified in the Plan of Arrangement (the “Effective Time”).

1.5

Joint and Several Liability

The liabilities and obligations arising under or in connection with this Agreement of Teck, QCP and TBCI as Contributors shall be joint and several.

ARTICLE 2
CONVEYANCE AND CONSIDERATION

2.1

Payment by Teck and Conveyance of Contributed Assets

In exchange for the consideration described in Section 2.2:

(a)

Teck shall, at the Effective Time, contribute $125 million to the Partnership; and

(b)

the Contributors hereby assign, transfer, convey, and set over to the Partnership their entire beneficial ownership and interest in and to the Contributed Assets on the terms and conditions set forth in this Agreement, and the Partnership hereby accepts directly from the Contributors, in exchange for the consideration described in Section 2.2, the Contributors’ beneficial ownership and interest in and to the Contributed Assets, to have and to hold the same together with all benefits and advantages to be derived therefrom, absolutely.

2.2

Consideration

(a)

General – The consideration delivered by the Partnership to the Contributors at the Effective Time for the payment and conveyances described in Section 2.1, and as payment in advance for the further conveyances described in Section 3.3, shall be as follows:

(i)

the assumption by the Partnership of the Assumed Liabilities;

(ii)

an addition to the amount of capital contributed to the Partnership by the Contributors equal to the fair market value of the property contributed to the Partnership by the Contributors in Section 2.1 less the fair market value of the consideration described in Section 2.2(a)(i), all of which will result in an appropriate adjustment to the Contributors’ Partnership Interests and Distribution Entitlements in respect of the Partnership as provided for in the Plan of Arrangement and the Partnership Agreement.

(b)

Allocation – The consideration payable by the Partnership under Section 2.2(a)(i) to each Contributor shall be allocated as consideration for particular Contributed Assets as determined by the Contributors, not later than 180 days after the Effective Date.

2.3

Covenants re Obligations

The Partnership hereby assumes and covenants to pay, satisfy and perform all of the Obligations.

2.4

Indemnification of Contributors

The Partnership shall indemnify and save harmless the Contributors, their Affiliates, and their respective directors, officers, employees and agents (in this Section, collectively the “Indemnified Parties”) from and against all claims, demands, actions, causes of action, damages, losses, costs, liabilities or expenses, including interest, awards of judgment or penalties relating thereto, reasonable professional fees and all costs incurred in investigating or pursuing any of the foregoing or any proceeding relating to any of the foregoing, which may be brought against the Indemnified Parties, or which they may suffer or incur, directly or indirectly as a result of or in connection with:

(a)

the Obligations; or

(b)

any non-fulfilment of any covenant or agreement on the part of the Partnership under this Agreement.

The Partnership acknowledges that this Section 2.4 is being entered into by the Contributors on behalf of the Indemnified Parties and the Partnership understands and agrees that the Indemnified Parties may enforce this Section 2.4 notwithstanding that they are not signatories to this Agreement.

2.5

Indemnification of Partnership

The Contributors shall jointly and severally indemnify and save harmless the Partnership, its partners, officers, employees and agents (in this Section, collectively the “Indemnified Parties”) from and against all claims, demands, actions, causes of action, damages, losses, costs, liabilities or expenses, including interest, awards of judgment or penalties relating thereto, reasonable professional fees and all costs incurred in investigating or pursuing any of the foregoing or any proceeding relating to any of the foregoing, which may be brought against the Indemnified Parties, or which they may suffer or incur, directly or indirectly as a result of or in connection with:

(a)

the Excluded Liabilities; or

(b)

any non-fulfilment of any covenant or agreement on the part of any Contributor under this Agreement.

The Contributors acknowledge that this Section 2.5 is being entered into by the Partnership on behalf of the Indemnified Parties and the Contributors understand and agree that the Indemnified Parties may enforce this Section 2.5 notwithstanding that they are not signatories to this Agreement.

2.6

Non-Assignable Rights

Nothing in this Agreement shall be construed as an assignment of, or an attempt to assign to the Partnership, any contract, licence, lease, agreement, commitment, entitlement or engagement which, as a matter of law or by its terms, is (i) not assignable, or (ii) not assignable without the approval or consent of the issuer thereof or the other party or parties thereto, without first obtaining such approval or consent (including any required consents in relation to the Bullmoose

Mine, once it has been reclaimed as described in Section 3.3) (collectively “Non-Assignable Rights”).  In connection with such Non-Assignable Rights, the Contributors shall:

(a)

co-operate with the Partnership to take commercially reasonable steps to obtain any necessary approvals or consents, where relevant;

(b)

co-operate with the Partnership in any reasonable arrangements designed to provide the benefits of such Non-Assignable Rights to the Partnership, including holding any such Non-Assignable Rights in trust for the Partnership or acting as agent for the Partnership;

(c)

enforce any rights of the Contributors arising from such Non-Assignable Rights;

(d)

take all such actions and do, or cause to be done, all such things at the request of the Partnership as shall reasonably be necessary in order that the value of any Non-Assignable Rights shall be preserved and shall enure to the benefit of the Partnership; and

(e)

pay over to the Partnership, all monies collected by or paid to the Contributors in respect of such Non-Assignable Rights.

2.7

Employees

(a)

The Parties agree that all employees associated with the Contributed Assets will be made available to the Partnership in accordance with the Human Resources Appendix attached to this Agreement as Schedule “F” (the “Human Resources Appendix”); and

(b)

the Parties agree to be bound by the terms of the Human Resources Appendix and to execute the Human Resources Appendix together with Subco to deal with the matters set out therein, including the treatment and transfer of employees  and pension plans to the Partnership in connection with the transactions contemplated by this Agreement and the Plan of Arrangement.

2.8

Nominee Agreement

Each Contributor agrees to convey legal title in the Contributed Assets as may be directed by the Partnership to such nominee of the Partnership as has been designated pursuant to a nominee agreement between the Partnership and such nominee to be dated as of the Closing Date, substantially in the form attached as Schedule “C” to the Partnership Agreement.

2.9

Taxes and Tax Elections

(a)

Each Contributor and the Partnership agrees:

(i)

to make a joint election under subsection 97(2) of the Tax Act and any equivalent or corresponding provision under applicable provincial or territorial tax legislation, within the prescribed time and in the prescribed manner, in respect of each of the contributions of property to the Partnership described in this Agreement by that Contributor; the agreed amount in respect of each property that is transferred to the Partnership by the Contributors shall be the amount designated by the Contributor, but shall not be less than the least amount that the agreed amount may be in accordance with the rules in subsection 97(2) of the Tax Act and any equivalent or corresponding provision under applicable provincial or territorial tax legislation;

(ii)

that, subject to paragraph (iii) below, the Partnership shall be liable for and shall pay to each Contributor an amount equal to any goods and services tax and harmonized sales tax payable by the Purchaser and collectible by such Contributor under the Excise Tax Act (Canada), plus an amount equal to any similar value added or multi-staged tax imposed by any applicable provincial or territorial legislation, in connection with the property transferred to the Partnership by each Contributor under this Agreement; and

(iii)

that, to the extent permitted under subsection 221(2) of the Excise Tax Act (Canada) and any equivalent or corresponding provision under any applicable provincial or territorial legislation, the Partnership shall self-assess and remit directly to the appropriate governmental authority any goods and services tax and harmonized sales tax imposed under the Excise Tax Act (Canada) and any similar value added or multi-staged tax imposed by any applicable provincial or territorial legislation payable in connection with the transfer of any real property.  The Partnership shall make and file a return(s) in accordance with the requirements of subsection 228(4) of the Excise Tax Act (Canada) and any equivalent or corresponding provision under any applicable provincial or territorial legislation.

(b)

Teck and the Partnership agree to make the joint election referred to in subsection 167(1) of the Excise Tax Act (Canada) and any equivalent or corresponding provision under applicable provincial or territorial tax legislation, that no tax be payable in respect of the property transferred to the Partnership by Teck pursuant to this Agreement and Teck and the Partnership shall make such election in the prescribed form and containing the prescribed information, and the Partnership shall file such elections in compliance with the requirements of the applicable legislation.

(c)

Teck and the Partnership agree to have the rules in section 22 of the Tax Act, and any equivalent or corresponding provision under applicable provincial or territorial tax legislation, apply in respect of any accounts receivable assigned to the Partnership pursuant to this Agreement, and for these purposes the consideration for the accounts receivable shall be the amount determined by Teck, acting reasonably, to be their fair market value.

(d)

The Partnership shall not require any Contributor to comply, or assist the Partnership in complying with the requirements of section 99 of the Social Services Tax Act (B.C.) or any equivalent or corresponding provision under any other applicable provincial or territorial tax legislation.

(e)

All federal and provincial sales, transfer, land transfer and other similar taxes and charges, if any, payable in respect of the contribution of the Contributed Assets to the Partnership as described in this Agreement or the registration of title to the Contributed Assets consequential to such contributions shall be borne by the Partnership either by direct payment to the relevant taxing authority or by the prompt reimbursement of such taxes and charges if initially paid by a Contributor.

2.10

Representations and Warranties

(a)

The Contributors jointly and severally represent and warrant to and in favour of the Partnership that:

(i)

the QCP Leased Equipment is leased by QCP to Teck on arm’s length commercial terms, neither QCP nor Teck is in default under such leases and all payments due by Teck under such leases have been duly and punctually paid;

(ii)

the only contracts or leases relating to the Contributed Assets which are not at “arm’s length” (as that term is used in the Tax Act) are the 3 lease agreements listed in Schedule “E”;

(iii)

except as contemplated by the Combination Agreement, since the date of the Combination Agreement the Contributors have used their best efforts to manage the working capital in respect of the Elkview Mine and the Contributed Assets in a manner consistent with their usual practices;

(iv)

Teck is duly registered under Subdivision (d) of Division V of Part IX of the Excise Tax Act (Canada) with respect to the goods and services tax and its registration number is 89311 0981 RT001; and

(v)

each Contributor is a resident of Canada for purposes of the Tax Act; and in respect of QCP, all of the partners of QCP are residents of Canada for purposes of the Tax Act.

(b)

Except and to the extent provided in Section 2.10(a), the Combination Agreement or the Partnership Agreement, the Contributors do not warrant title to the Contributed Assets or make representations or warranties with respect to the quality, condition or serviceability of the Contributed Assets, or the suitability of their use for any purpose.

(c)

The Partnership represents and warrants to and in favour of the Contributors that the Partnership is duly registered under Subdivision (d) of Division V of Part IX of the Excise Tax Act (Canada) with respect to the goods and services tax and its registration number is 89779 5605.

2.11

Substitution and Subrogation

Insofar as is possible, the Partnership shall have full right of substitution and subrogation in and to all covenants, representations and warranties by others previously given or made in respect of the Contributed Assets or any part thereof.

ARTICLE 3
CONVEYANCE OF EXCEPTED ASSETS

3.1

Reclamation Obligations

The Contributors shall diligently pursue the reclamation of the Quintette Mine and the Bullmoose Mine in a diligent manner using reasonable commercial efforts.

3.2

No Disposal

The Contributors shall not assign, alienate or dispose of any of the Bullmoose Assets or the Quintette Assets except in the ordinary course of business or in accordance with usual coal mining practice except as contemplated by Section 3.3.

3.3

Further Conveyances

(a)

As and when each of the Quintette Mine and the Bullmoose Mine has been reclaimed to the level required by applicable law and a reclamation certificate has been issued (and, in the case of the Bullmoose Mine, consent of the other parties to the joint venture governing the Bullmoose Mine has been obtained), the Contributors shall, as a contribution of capital to the Partnership, convey to the Partnership those portions of (i) the Quintette Assets and/or (ii) the Bullmoose Assets, (as applicable) as each are held at the date of the reclamation certificate by any Contributor or any of its Affiliates, for no additional consideration.  For greater certainty, no such conveyance to the Partnership shall in any way result in the Partnership assuming or being responsible for any liabilities or obligations with respect to such reclamation, which obligations and liabilities shall be retained by the Contributors.

(b)

QCP shall convey to the Partnership, as a contribution of capital to the Partnership, for no additional consideration, the mine conveyor currently located at the Quintette Mine if the Partnership so requests in writing on or before the fifth anniversary of the Effective Date.  In the interim, QCP is permitted to disassemble the mine conveyor and store it at the mine site.  If the Partnership does not request the conveyance of the mine conveyor on or before the fifth anniversary of the Effective Date, QCP shall be entitled to deal with it as it decides in its sole discretion.  For greater certainty, QCP shall remain liable in either event for any reclamation obligations or liabilities associated with such mine conveyor.

ARTICLE 4
MISCELLANEOUS PROVISIONS

4.1

Notices

Any demand, notice or other communication to be given in connection with this Agreement will be given in writing and will be deemed to have been given if given by personal delivery or by telecopy addressed to the recipient as follows:

To the Partnership:

Fording Coal Partnership

Suite 1000, 205 – 9th Avenue S.E.

Calgary, Alberta

T2G 0R4

Facsimile No.:

(403) 265-5769

Attention:

President

To the Contributors:

Teck Cominco Limited

Suite 600-200 Burrard Street

Vancouver, British Columbia

V6C 3L9

Facsimile No.:

(604) 687-6100

Attention:

Chief Executive Officer

or to such other address, individual or telecopy number as may be designated by notice given by either Party to the other.  Any demand, notice or other communication given by personal delivery will be conclusively deemed to have been given and received on the day of actual delivery thereof and if given by telecopy shall be deemed to have been given and received on the date of confirmed transmission thereof, unless such day is not a Business Day, in which case it shall be deemed to have been given and received upon the immediately following Business Day.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF the Parties have executed this Contribution Agreement.

TECK COMINCO LIMITED
By:	/s/ Peter Rozee
Name: Peter Rozee
Title: Vice-President, Commercial and Legal Affairs
TECK-BULLMOOSE COAL INC.
By:	/s/ Peter Rozee
Name: Peter Rozee
Title: Director & Vice-President
QUINTETTE COAL PARTNERSHIP, by its partners
TECK COMINCO LIMITED
By:	/s/ Peter Rozee
Name: Peter Rozee
Title: Vice-President, Commercial and Legal Affairs
TECK-BULLMOOSE COAL INC.
By:	/s/ Peter Rozee
Name: Peter Rozee
Title: Director & Vice-President
FORDING COAL PARTNERSHIP, by its authorized signatories for and on behalf of its partners
By:	/s/ Allen Hagerman
Name: Allen Hagerman
Title: (Fording Signatory)
By:	/s/ Peter Rozee
Name: Peter Rozee
Title: Authorized Signatory of Teck Cominco Limited

SCHEDULE “A”

OBLIGATIONS

The Assumed Liabilities and all other liabilities and obligations of every kind and nature whether contingent, accrued, accruing or payable, in respect of the Contributed Assets or the operation of the Contributed Assets, whether accruing prior to or after the Effective Date, including the liabilities and obligations described below, but excluding the Excluded Liabilities:

1.

The obligations to a bank arising pursuant to the replacement of the following Letter of Credit:

Beneficiary	Amount	Expires	Purpose
B.C. Ministry of Energy, Mines and Petroleum Resources	Cdn.$6,000,000	July 1, 2003	Reclamation

2.

Liabilities or obligations relating to any Environmental Liabilities, including all liabilities and obligations for reclamation, demolition, environmental or other associated liabilities and obligations in respect of the Contributed Assets.

For the purposes of this paragraph 2, “Environmental Liabilities” means all liabilities and obligations of every kind and nature arising out of, resulting from, attributable to or connected with any environmental liability, damage or contamination or other environmental problem, pertaining to the Contributed Assets, or any of them, however or by whomsoever the same occurred, whether such losses, costs, damages, expenses, claims, liabilities, actions, proceedings or demands arose prior to or subsequent to the Effective Date including any matters relating to: (i) surface, underground, air, groundwater or surface water contamination; (ii) the restoration or reclamation of any part of the Contributed Assets; (iii) the breach of applicable government rules and regulations in effect at any time except fines or penalties paid in respect of the commission by the Contributors of statutory offences which are not applied to the remediation or clean-up of environmental damage or contamination; or (iv) the removal of or failure to remove any foundations, structures or equipment from any of the lands forming part of the Contributed Assets.

3.

All costs, charges and expenses, whether of a capital or an operating nature which have been incurred in connection with the mining, extraction, sale and disposition of coal, including royalties (governmental or otherwise), lease rentals, taxes (measured on property, mineral interests, mining operations, sales or otherwise), mining costs, processing costs, transportation costs, storage costs, costs of loading and unloading onto and from trains and ships, commissions, coal quality adjustments, selling expenses, customs charges, acquisition costs for capital assets and charges for labour and services furnished by independent contractors in respect of the Contributed Assets or the operation of the Contributed Assets.

4.

Any obligations and liabilities for severance pay, termination pay, vacation pay, notice of termination of employment or pay in lieu of such notice, damages for wrongful dismissal or other employee benefits or claims in respect of employees at the Elkview Mine.

5.

Liabilities relating to actual, pending or threatened actions, suits or proceedings respecting the conduct of the Elkview Mine or the operation of the Contributed Assets.

6.

Accrued liabilities of the Elkview Mine, including accruals for vacation pay and customer rebates.

SCHEDULE “B”
ELKVIEW ASSETS

All of the Contributors’ or any of their Affiliates’ right, title and interest in, to and under, or relating to, the assets (tangible and intangible), property and undertaking, owned or leased or used or held by the Contributors or any of their Affiliates for use in, or relating to the operation of, the Elkview Mine other than Excluded Assets, including assets shown on the Teck Mine Financial Statements and all surface rights and coal properties in the Elk River Valley and surrounding area representing potential coal reserves or resources owned by the Contributors or their Affiliates, and including the following properties, assets and rights but for greater certainty the Elkview Assets do not include QCP’s interest in the QCP Leased Equipment but do include Teck’s leasehold interest therein, and nothing in this Agreement shall be construed as requiring a conveyance by QCP to the Partnership of the QCP Leased Equipment:

1.

“Accounts Receivable”

Any and all accounts receivable, bills receivable, trade accounts, book debts and insurance claims relating to the Elkview Mine or the Contributed Assets, recorded as receivable in the books and records of the Contributors and any other amount due to the Contributors relating to the Elkview Mine or the Contributed Assets including any refunds and rebates receivable relating to the Elkview Mine or the Contributed Assets, and the benefit of all security (including cash deposits), guarantees and other collateral held by the Contributors in connection with the Elkview Mine.

2.

“Books and Records”

All books and records that relate exclusively to the Contributed Assets including, without limitation the following:

(a)

customer lists, supplier lists, sales and purchase records, credit information, price lists and catalogues, production records, business plans and projections, employee manuals, operating manuals, supply records, inventory records and correspondence files (together with, in the case of any such information that is stored electronically, the media on which the same is stored);

(b)

all plans and specifications in any of the Contributors’ possession or under its control relating to the plant, buildings, structures, erections, improvements, appurtenances and fixtures situate on or forming part of the Contributed Assets including all electrical, mechanical and structural drawings related thereto as are in the possession of or under the control of any of the Contributors; and

(c)

all seismic and geological data, shot point maps, core logs, all processed record sections, tapes, observers reports and survey notes, production records and data, mining plans, reclamation plans, equipment maintenance logs and records, surveys and fitness and service warranties in the possession or under the control of any of the Contributors.

3.

“Contracts”

Those contracts, licences, leases (including coal leases and crown coal lease or licenses and freehold coal lands including lands that may be included as part of titles including all mines and minerals or other such title), agreements, commitments, coal rights, entitlements, engagements, letters of credit, reclamation bonds and sinking funds provided for reclamation purposes, and documents of title to which any of the Contributors are a party or by which any of the Contributors are bound or under which any of the Contributors has, or will have, any liability or contingent liability relating to the Elkview Mine or the Elkview Assets including any quotation, order or tender for any contract which remains open for acceptance and any warranty, guarantee or commitment (express or implied), including all policies of insurance, motor vehicle leases, equipment leases, conditional sales contracts, title retention agreements and other similar agreements binding upon the Contributors and relating to equipment and vehicles used by any of the Contributors relating the Elkview Mine, including all contracts for sale, transportation and storage of coal and procurement of services.

4.

“Fixed Assets”

The fixed assets, machinery, computers and related hardware and software, equipment, fixtures, furniture, furnishings, vehicles, material handling equipment, implements, parts, tools, jigs, dies, molds, patterns, tooling and spare parts owned by the Contributors relating to the Elkview Mine, including any which are in storage or in transit, and other tangible property and facilities used in the Elkview Mine whether located in or on the premises of the Contributors or elsewhere, including machinery, technology, equipment, leased rail equipment and other personal property located at any mine site to operate the facilities.

5.

“Goodwill”

The goodwill of the Elkview Mine and pertaining to the Elkview Assets, and information and documents relevant thereto including lists of customers and suppliers, credit information, research materials, research and development files and the exclusive right of the Partnership to represent itself as carrying on the Elkview Mine in succession to the Contributors.

6.

“Governmental Authorizations”

To the extent assignable, all Permits and any other authorizations, approvals (including environmental approvals), orders, certificates, consents, directives, notices, licences, permits, reservations, variances, registrations or similar rights issued to or required by the Contributors relating to the Elkview Mine or any of the Elkview Assets by or from any government, regulatory authority, governmental department, agency, commission, board, tribunal, crown corporation, or court or other law, rule or regulation-making entity having or purporting to have jurisdiction on behalf of any nation, or province or state or other subdivision thereof or any municipality, district or other subdivision thereof (any such entity being a “Governmental Authority”).

7.

“Intellectual Property”

All trade or brand names, business names, trade marks, trade mark registrations and applications, service marks, service mark registrations and applications, copyrights, copyright registrations and applications, patents, patent registrations and applications and other patent rights (including any patents issued on such applications or rights), certification marks, trade secrets, proprietary manufacturing information and know-how, equipment and parts lists and descriptions, instruction manuals, inventions, inventors’ notes, research data, seismic data, results of exploratory drilling activity, unpatented blue prints, drawings and designs, formulae, processes, technology and other intellectual property that is owned by the Contributor and is principally used in or principally related to the Elkview Mine, together with all rights under licenses, registered user agreements, technology transfer agreements and other agreements or instruments relating to any of the foregoing.

8.

“Inventories”

All inventories of every kind and nature and wheresoever situate of the Contributors or their Affiliates relating to the Elkview Mine including inventories of raw materials (including clean coal and previously mined raw unprocessed coal), product and stores inventory, work-in-progress, finished goods and by-products, spare parts and operating supplies.

9.

“Mineral Assets and Rights”

All mines and related infrastructure; coal reserves and resources; mineral resource royalties; and deferred stripping.

All coal properties, including crown coal lease or licenses and freehold coal lands including lands that may be included as part of titles including all mines and minerals or other such title.

10.

“Prepaid Expenses and Deposits”

All amounts prepaid relating to the Elkview Mine including mining taxes, business taxes, rents, telephone, insurance and all deposits with any public utility or Governmental Authority (as defined under “Governmental Authorizations”, above).

SCHEDULE “C”

PERMITS

Mines Act Permit
C-2	Amended Reclamation & Mining Permit
Waste Management Act Permits
PA-1807	Air Emissions Permit
PE-425	Water Effluent Permit
PR-3821	Garbage Disposal Permit
Water Act Licences
35073	Baldy Creek (Bodie) water licence
35691	Elk River water licence
40628	Harmer Creek water licence
40954	Erickson Creek water licence
49779	Elk River water licence
52810	Michel Creek water licence
52811	Baldy Creek (Bodie) water licence
53336	Six Mile Creek water licence
56441	Bodie Creek water licence
58255	Sawmill Creek water licence
59997	Erickson Creek water licence
107522	Goddard Creek water licence
107523	Lindsay & Feltham Creek water licence
Coal Act Licences
327736	(formerly licence no. 564)
327797	(formerly licence no. 565)
327798	(formerly licence no. 566)
327799	(formerly licence no. 567)
327800	(formerly licence no. 568)
327801	(formerly licence no. 569)
327802	(formerly licence no. 570)
327803	(formerly licence no. 571)

Mineral Land Tax Act Order
754	Order in Council approved and ordered March 1, 1974 for 6,045 acres as Sparwood Production Area
Gas Safety Act Permits
IAC00346	Gas Annual Permit
CVF03099	Gas Annual Permit
CVF03100	Gas Annual Permit
Power Engineers and Boiler Pressure Vessel Safety Act Licence and Certificate
00001194	Boiler & Pressure Vessel Contractor Licence
Nuclear Safety and Control Act Licence
11718-1-03.0	Nuclear Substances and Radiation Services licence
11718-4-03.1	Nuclear Substances and Radiation Services licence
Explosives Act Permits
267	Explosives Storage and Use Permit
268	Explosives Storage and Use Permit
269	Explosives Storage and Use Permit
Drinking Water Act Permits
0120236	Drinking water permit (Pez’s Well)
0120116	Drinking water permit (Sowchuk Well)
0120113	Drinking water permit (Machine Shop)
0120117	Drinking water permit (Harmer Services)
0120114	Drinking water permit (Bus Repair)
0120115	Drinking water permit (Warehouse 50)
0120235	Drinking water permit (Plant)

SCHEDULE “D”

QCP RECLAMATION EQUIPMENT

Equipment Type	Model	Quantity
Loader	Letourneau L1100	1
Haul-Truck	Dresser 630E	3
Dozer	Caterpillar D10N	3
Grader	Caterpillar 16H	1
Backhoe	Hitachi EX1100 Komatsu PC220	1 1
Scraper	Caterpillar 637	2
Light Vehicles	Various	14

SCHEDULE “E”

QCP LEASED EQUIPMENT AND CONTRACTS

A.  Description of Lease Agreements

1.

Lease Agreement (Contract #9990150) between Quintette Operating Corporation and Elkview Coal Corporation, dated August 27, 2002, for three (3) Wabco 630E Haul Trucks, S/Ns: CF31455AFE37AR, CF31456AFE37AR and CF31457AFE37AR.

2.

Lease Agreement (Contract #9990144) between Quintette Operating Corporation and Elkview Coal Corporation, dated November 13, 2001, for P&H 2800XP Shovel, S/N KJ0024.

3.

Lease Agreement (Contract #9990143) between Quintette Operating Corporation and Elkview Coal Corporation, dated November 13, 2001, for three (3) Wabco 630E Haul Trucks, S/Ns: GF31864AFE46E, GF31496AFE37AX and GF31498AFE37AX.

B.  Description of Equipment

Lease Contract #	Description	Serial #	ECC Item #	QOC Item #	Commencement Date (Note 1)	Monthly Rental (Note 2)
9990144	P&H 2800XP Shovel	KJ0024	872317	EX202	December 1, 2001	$56,270
9990143	Wabco 630E Haul Truck	GF31496AFE37AX	879151	HT167	October 1, 2001	$7,891
9990143	Wabco 630E Haul Truck	GF31498AFE37AX	879152	HT169	November 1, 2001	$6,738
9990143	Wabco 630E Haul Truck	GF31864AFE46E	879153	HT160	December 1, 2001	$7,518
9990150	Wabco 630E Haul Truck	CF31455AFE37AR	879154	HT162	September 1, 2002	$10,515
9990150	Wabco 630E Haul Truck	CF31456AFE37AR	879155	HT163	October 1, 2002	$10,600
9990150	Wabco 630E Haul Truck	CF31457AFE37AR	879156	HT164	November 1, 2002	$10,600

Notes:

1.

Under paragraph 2.1 of the Lease Agreements, the lease shall commence on the first day of the month following the end of the month during which preparation and commissioning of the Equipment for use in the operation of the Elkview Mine is completed.  The initial term of the Lease Agreements is 48 months from the “Commencement Date”.

2.

Per Schedule 1 of the Lease Agreements.

SCHEDULE “F”

HUMAN RESOURCES APPENDIX

SCHEDULE “G”
COMMON SCHEDULE

COMMON DEFINITIONS, PRINCIPLES OF INTERPRETATION

AND GENERAL PROVISIONS

2.

Definitions

In the Agreement, the following words and terms have the respective meanings set out below:

(a)

[Definition Intentionally Deleted]

(b)

“Agreement” means the agreement to which this schedule forms a part, including this schedule and all other schedules, and all amendments or restatements as permitted, and references to “Article”, “Section”, or “Schedule” mean the specified Article, Section, or Schedule of the agreement;

(c)

“Business Day” means a day, which is not a Saturday, Sunday or statutory holiday in the Province of Alberta or the Province of British Columbia, on which the principal commercial banks in downtown Calgary and Vancouver are generally open for the transaction of commercial banking business;

(d)

“Closing” means the completion of the transactions contemplated by the Plan of Arrangement;

(e)

“Closing Date” or “Effective Date” means the date on which the Plan of Arrangement becomes effective as evidenced by the date on the Certificate of Arrangement issued in connection with the Transaction pursuant to Section 192(7) of the Canada Business Corporations Act;

(f)

“Declaration of Trust” means the declaration of trust made as of February 26, 2003, governed by the laws of the Province of Alberta, pursuant to which the Fund was established, as amended, supplemented or restated from time to time;

(g)

“FCL” means Fording Coal Limited, a corporation existing under the laws of Canada, and, where the context so requires, its successors (including for this purpose, New Fording);

(h)

“Fording” means Fording Inc., as constituted on the date hereof, a corporation existing under the laws of Canada;

(i)

“Fund” means the Fording Canadian Coal Trust, a trust established under the laws of the Province of Alberta pursuant to the Declaration of Trust;

(j)

“GAAP” means generally accepted accounting principles in Canada determined with reference to the Handbook of the Canadian Institute of Chartered Accountants as amended from time to time;

(k)

“Industrial Minerals Operations” means, collectively, those subsidiaries of Fording engaged in the production of industrial minerals such as tripoli and wollastonite, being NYCO Minerals, Inc. with operations at Willsboro, New York; Minera NYCO S.A. de C.V. with operations near Hermosillo in the northwestern state of Sonora, Mexico; and American Tripoli, Inc. with operations near Seneca, Missouri;

(l)

“Material Change” has the meaning ascribed to such term under the Securities Act (Alberta), R.S.A. 2000, c. S-4 as at the date hereof;

(m)

“New Fording” means the successor corporation following the commencement of the winding-up of FCL into Fording, the commencement of the winding-up of Fording into Subco and the renaming of Subco as “Fording Inc.”, all of which will occur as part of the Plan of Arrangement;

(n)

“Parties” means the parties to the Agreement and “Party” means any one of them;

(o)

“Partnership” means Fording Coal Partnership, a general partnership formed under the laws of Alberta the initial Partners of which are FCL, Subco, Teck Cominco Limited, Quintette Coal Partnership and Teck-Bullmoose Coal Inc.;

(p)

“Person” means an individual, sole proprietorship, partnership, firm, entity, unincorporated association, unincorporated syndicate, unincorporated trust, body corporate, agency or where the context requires, any of the foregoing when they are acting as trustee, executor, administrator or other legal representative;

(q)

“Plan of Arrangement” means the plan of arrangement which provides for the reorganization of the business of Fording under the Fund, approved by securityholders of Fording at a meeting called for that purpose on February 19, 2003, and any amendment or variation made in accordance with the terms thereof;

(r)

“Prairie Operations” means the thermal coal business of Fording and its holdings of mineral properties, consisting principally of Fording’s operations at Genesee, Whitewood and Highvale, Alberta, its undeveloped resource properties in Alberta, Manitoba and Saskatchewan, and the royalties receivable from third parties mining at Fording’s mineral properties at locations in Alberta and Saskatchewan;

(s)

“Subco” means 4123212 Canada Ltd., a corporation existing under the laws of Canada;

(t)

“Tax Act” means the Income Tax Act (Canada), R.S.C. 1985, c.1 (5th Supplement);

(u)

“Transaction” means collectively those steps and transactions contemplated by the Plan of Arrangement.

3.

Certain Rules of Interpretation

In this Agreement:

(a)

Consent - Whenever a provision of the Agreement requires an approval or consent by a Party and such approval or consent is not delivered within the applicable time limit, then, unless otherwise specified, the Party whose consent or approval is required shall be conclusively deemed to have withheld its approval or consent.

(b)

Currency - Unless otherwise specified, all references to money amounts are to lawful currency of Canada.

(c)

Governing Law - The Agreement is a contract made under and shall be governed by and construed in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable in the Province of Alberta.

(d)

Headings - Headings of Articles and Sections are inserted for convenience of reference only and shall not affect the construction or interpretation of the Agreement.

(e)

Including - Where the words "including" or "includes" are used in the Agreement, it means "including (or includes) without limitation".

(f)

No Strict Construction - The language used in the Agreement is the language chosen by the Parties to express their mutual intent, and no rule of strict construction shall be applied against any Party.

(g)

Number and Gender - Unless the context otherwise requires, words importing the singular include the plural and vice versa and words importing gender include all genders.

(h)

Statutory References - A reference to a statute includes all regulations made pursuant to such statute and, unless otherwise specified, the provisions of any statute or regulation which amends, supplements or supersedes any such statute or any such regulation.

(i)

Time - Time is of the essence in the performance of the Parties' respective obligations.

(j)

Accounting - Wherever in the Agreement reference is made to a calculation to be made or an action to be taken in accordance with generally accepted accounting principles, such reference will be deemed to be to GAAP applicable as at the date on which such calculation or action is made or taken or required to be made or taken.

4.

General Provisions

(a)

Assignment - No Party may assign the Agreement or any rights or obligations under the Agreement without the prior written consent of each of the other Parties, such consent not to be unreasonably withheld.

(b)

Enurement - The Agreement shall enure to the benefit of and be binding upon the Parties and their respective successors (including any successor by reason of amalgamation of any Party) and permitted assigns.

(c)

Further Assurances - The Parties shall with reasonable diligence do all such things and provide all such reasonable assurances as may be required to consummate the transactions contemplated by the Agreement, and each Party shall provide such further documents or instruments required by any other Party as may be reasonably necessary or desirable to effect the purpose of the Agreement and carry out its provisions.

(d)

Execution and Delivery - The Agreement may be executed by the Parties in counterparts and may be executed and delivered by facsimile and all such counterparts and facsimiles shall together constitute one and the same agreement.